Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (the “Company” or “Equinox Gold”)
Suite 1501 – 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

Item 2:	Date of Material Change

April 2, 2020

Item 3:	News Release

A news release announcing the material change was issued on April 2, 2020 through Cision. The news release was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

The Company announced that it will temporarily suspend mining activities at its Los Filos Mine in Guerrero State, Mexico in compliance with a recent order by the Federal Government of Mexico requiring the temporary suspension of all non-essential businesses until April 30, 2020. The Company has also temporarily suspended operations at its Pilar Mine in Goiás State, Brazil in compliance with State Government restrictions. The Company’s RDM Mine in Minas Gerais State, Brazil is recommencing full operations after a previously announced short-term suspension of mining activities in compliance with a municipal restriction. The Company drew down the remaining $180 million from its $400 million revolving credit facility in March as a proactive measure given the uncertainty of the potential effects of the COVID-19 pandemic on the Company’s operations.

Item 5.1:	Full Description of Material Change

The Company will temporarily suspend mining activities at its Los Filos Mine in Guerrero State, Mexico in compliance with a recent order by the Federal Government of Mexico requiring the temporary suspension of all non-essential businesses until April 30, 2020. The Company will continue processing solution from the heap leach pads and expects that gold production will continue at a reduced level through the temporary suspension.

The Company has also temporarily suspended operations at its Pilar Mine in Goiás State, Brazil in compliance with State Government restrictions. To maintain appropriate safety, security and environmental systems, the mine will continue to be staffed by a reduced workforce.

The Company’s RDM Mine in Minas Gerais State, Brazil is recommencing full operations after a previously announced short-term suspension of mining activities in compliance with a municipal restriction.

The Company’s other producing mines continue to operate normally with COVID-19 safety and preventive measures in place. The Company is currently unable to determine the potential effects of the COVID-19 pandemic on fiscal 2020 guidance and will provide updates as practical.

Equinox Gold continues to enforce stringent operational and safety procedures across the Company to help protect the safety of its workforce and communities in accordance with guidelines outlined by the World Health Organization and the local, state and federal governments at each of its operations. Equinox Gold has developed contingency plans to support business continuity and help protect the economic wellbeing of its workforce, suppliers and local communities. The Company is monitoring the rapidly changing COVID-19 situation and will adjust its response as necessary.

The Company drew down the remaining $180 million from its $400 million revolving credit facility in March as a proactive measure given the uncertainty of the potential effects of the COVID-19 pandemic on the Company’s operations. There are no current plans to deploy these funds and Equinox Gold remains in a strong financial position with approximately $300 million in cash and cash equivalents (unrestricted) at March 31, 2020.

Item 5.2:	Disclosure for Restructuring Transactions
Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Susan Toews
General Counsel
Telephone: (604) 558-0560

Item 9:	Date of Report

April 13, 2020

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